Form C

Cover Page

Name of issuer:

ARKHAUS Inc.

Legal status of issuer:

> Form: Corporation
> Jurisdiction of Incorporation/Organization: DE
> Date of organization: 11/16/2021

Physical address of issuer:

21 NE 22nd St
Suite 521
Miami FL 33137

Website of issuer:

https://arkhaus.club

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

50,000

Price:

$1.000000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$618,000.00

Deadline to reach the target offering amount:

4/30/2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$6,486,340.00	$4,401,988.00
Cash & Cash Equivalents:	$67,341.00	$28,542.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$2,055,356.00	$712,199.00
Non-Current Liabilities:	$6,074,786.00	$4,014,811.00
Revenues/Sales:	$44,610.00	$4,700.00
Cost of Goods Sold:	$9,403.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($2,273,486.00)	($925,914.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable,

include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

ARKHAUS Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Sam Payrovi	Co-Founder & CEO	ArkHAUS Inc.	2021
Steven Andres	Board Member	Special Ops Security	2025
Nathalie Paiva	Co-Founder & CXO	ARKHAUS Inc.	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Sam Payrovi	CEO	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Sam Payrovi	8000000.0 Common Stock	81.9

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021 and possibly into the future due to COVID-19, the Company's future revenue may be adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.
Currently, our authorized capital stock consists of 15,061,055 shares of common stock and 3,061,055 shares of preferred stock, of which 9,764,267 shares of common stock are issued and outstanding and no shares of preferred stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us
adversely affecting our business and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and
uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In
developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be
critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could
significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our

adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create
system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on multiple key personnel, the Company only has a life insurance policy on its CEO, Sam Payrovi.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

We must make substantial capital expenditures to maintain the operating capacity of our vessels and acquisitions of additional vessels, which may reduce the amount of cash flow.

We must make substantial capital expenditures to maintain our vessels and replace, over the long-term, the operating capacity of our vessels and we generally expect to finance these maintenance capital expenditures with cash balances or credit facilities. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. These expenditures could increase as a result of, among other things: the cost of labor and materials; customer requirements; the size of our vessels; the cost of replacement vessels; the length of charters; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; competitive standards; and the age of our ships. Significant capital expenditures, including to maintain and replace, over the long-term, the operating capacity of our vessels, as well as to comply with environmental and safety regulations, may reduce our cash flow.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Compan''s financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels

operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency, or the EPA. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

- on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;
- on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
- the development of vessel security plans;
- ship identification number to be permanently marked on a vessel's hull;
- a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and
- compliance with flag state security certification requirements

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port. Furthermore, additional security measures could be required in the future which could have a significant financial impact on the Company. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.
The Company intends to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and the Company intends that its vessels will comply with applicable security requirements. The Company has implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income, cash flow and the value of the Company.

The operation of vessels carries inherent risks. These risks include the possibility of:

- marine disaster;
- piracy;
- environmental accidents;
- grounding, fire, explosions and collisions;
- cargo and property loss or damage;
- unexpected closure of a particular port where our vessels conduct cargo operations or closure of a particular waterway through which our vessels routinely transit;
- business interruptions caused by mechanical failure, human error, war, terrorism, disease andquarantine, political action in various countries, or adverse weather conditions; and
- work stoppages or other labor problems with crew members serving on our containerships, some of whom are unionized and covered by collective bargaining agreements

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with our employees, customers or third parties, higher insurance rates, and damage to our reputation and customer relationships generally. Although we expect to maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to caps or not cover such losses, and any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable owner and operator. Any of these results could have a material adverse effect on business, results of operations and financial condition, as well as our cash flows.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We may procure insurance for our vessels in relation to risks commonly insured against by vessel owners and operators. Our insurance may include (i) hull and machinery and war risk insurance covering damage to our vessels' hulls and machinery from, among other things, collisions and contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if any insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our vessels. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Any insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition. Any uninsured or underinsured loss could harm our business and financial condition. In addition, any insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien-holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter or breach covenants in certain of our credit facilities, could interrupt our cash flows and could require us to pay large sums of money to have the arrest or attachment lifted. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition, as well as our cash
flow.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be inspected and approved by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulations of the classification society. Moreover, every vessel must comply with all applicable international conventions and the regulations of the vessel's flag state as verified by a classification society. Finally, each vessel must successfully undergo periodic surveys, including annual, intermediate and special surveys

undergo periodic surveys, including annual, intermediate and special surveys. If any vessel does not maintain its class, it will lose any insurance coverage and be unable to trade, and the vessel's owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our vessels could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

We are subject to various laws, regulations, and international conventions, particularly environmental and safety requirements, that could require significant expenditures both to maintain compliance with such requirements and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident, which could affect our cash flows and vessel operation net income.

Vessel owners and operators are subject to government regulation in the form of international conventions and national, state, and local laws and regulations in the jurisdictions in which their vessels operate, in international waters, as well as in the country or countries where their vessels are registered. Such laws and regulations include those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, discharges of operational and other wastes into the water, and ballast water management. Port State regulation significantly affects the operation of vessels, as it commonly is more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe. Noncompliances with such laws and regulations can give rise to civil or criminal liability, and/or vessel delays and detentions in the jurisdictions in which we operate. Our vessels are subject to scheduled and unscheduled inspections by regulatory and enforcement authorities, as well as private maritime industry entities. This includes inspections by Port State Control authorities, including the U.S. Coast Guard, harbor masters or equivalent entities, classification societies, flag Administrations (country in which the vessel is registered), charterers, and terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels. Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews, and compliance with U.S. and international regulations.
The legal requirements and maritime industry standards to which we and our vessels are subject are set forth below, along with the risks associated with such requirements and standards. We may be required to make substantial capital and other expenditures to ensure that we remain in compliance with these requirements and standards, as well as with standards imposed by our customers, including costs for ship modifications and changes in operating procedures. We may also maintain insurance coverage against pollution liability risks for all of our vessels in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines, as well as civil liabilities and expenses resulting from accidental pollution. However, any insurance coverage is subject to exclusions, deductibles, and other terms and conditions. And, claims relating to pollution incidents for knowing violations of U.S. environmental laws or the International Convention for the Prevention of Pollution from Ships may be considered by our protection and indemnity associations on a discretionary basis only. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted. Because international conventions, laws, regulations, and other requirements are often revised, we cannot predict the ultimate cost of compliance or the impact on the fair market price or useful life of our vessels. Nor can we assure that our vessels will be able to attain and maintain certifications of compliance with various regulatory requirements. Comparably, governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future. We believe that the heightened environmental, quality, and security concerns of insurance underwriters, regulators, and charterers will lead to additional requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements, and heightened due diligence obligations. We also may be required to take certain of our vessels out of service for extended periods of time to address changing legal requirements, which would result in losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write downs. Specific examples of expected changes that could have a significant, and potentially material, impact on our business include:

- Limitations on sulfur oxide and nitrogen oxide emissions from ships could cause increased demand and higher prices for low sulfur fuel due to supply constraints, as well as significant cost increases due to the implementations of measures such as fuel switching, vessel modifications such as adding distillate fuel storage capacity, or installation of exhaust gas cleaning systems or scrubbers;
- Environmental requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports; and
- Under local and national laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations

We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

We are subject to local and national laws, including in the United States, as well as international treaties and conventions, intended to enhance and ensure vessel security. These laws are detailed below. We intend to implement various security measures addressed by all applicable laws and to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

The Marine Location of our Vessels, and our business, is Subject to Change.

The marine location of our vessels, and our business, may not be permanent and it is possible that we will change the location of ArkHAUS for a variety of reasons, including our own decision to move to an improved location, our hospitality partner not being able to support ArkHAUS as originally intended, or governmental laws changing which
require us to operate in a different location or format.

Severe weather, including extreme weather conditions associated with climate change, may in the future adversely affect our operations and financial results.

Our business may be affected by severe weather in areas where we operate, which could materially affect our operations and financial results. Weather conditions, such as a rain or hurricanes, may in the future result in, the cessation of services and activity disruptions at our vessels, in our supply chain, or result in disruptions of our
operations. Particularly severe weather events affecting platforms or structures may result in a suspension of activities. In addition, acute or chronic physical impacts of climate change, such as sea level rise, coastal storm surge, inland flooding from rainfall and hurricane-strength winds may damage our vessels and any other facilities. Any such extreme weather events may result in increased operating costs or decreases in revenue, which could adversely affect our financial condition, results of operations and cash flows.

The Company recently acquired the Arkup business line, which is in the early stages of integration and development. There can be no assurance that the Company will be successful in fully integrating the business, achieving intended operational efficiencies, or realizing anticipated strategic or financial benefits. Delays, unexpected costs, or performance shortfalls related to the Arkup business line could have a material adverse effect on the Company's financial condition, results of operations, or growth prospects.

Following the recent acquisition of Arkup, the Company must re-establish pricing

structures, sales channels, and go-to-market strategies for its vessel products. There is no assurance that these efforts will be successful or that market demand will materialize as expected. The failure to attract or retain customers, or to generate anticipated sales volume, could adversely affect the Company's financial performance and overall business prospects.

The Company's recently acquired business, Arkup, did not previously maintain robust intellectual property (IP) protections. While the Company intends to pursue all appropriate forms of IP protection, including patents, trademarks, and trade secrets, there can be no assurance that such protections will be granted, enforceable, or sufficient to prevent competitors from copying or otherwise exploiting Arkup's technology and designs. The inability to secure adequate IP rights could materially and adversely affect the Company's competitive position and long-term value.

The Company's subsidiary, E-lixr, is currently involved in an arbitration process related to a naval architecture contract for the design of its E-1 vessel. Ownership of the associated design has not yet been transferred to the Company and is contingent upon the resolution of the arbitration and the final payment under the contract. There is no assurance that the arbitration will be resolved in the Company's favor or that the Company will ultimately secure ownership of the E-1 vessel design. Failure to obtain such ownership could materially impact the Company's ability to commercialize the E-1 vessel or protect its proprietary interests.

The Company's subsidiary, E-lixr, has designed the E-1 vessel which remains in the development stage and has not yet been constructed, tested, or validated in real-world operating conditions. As a result, key performance metrics, including reliability, efficiency, and customer experience, remain unproven. There is no assurance that the E-1 vessel will meet expected performance standards or gain acceptance in the market. Furthermore, demand from third-party customers, as well as the pricing that such customers may be willing to pay, is uncertain. Any failure to successfully complete development, achieve market traction, or establish viable pricing could have a material adverse effect on the Company's business and financial outlook.

The Company, through its subsidiary E-lixr, intends to pursue strategic partnerships with Uber and other rideshare or mobility service providers. However, no such agreements are currently in place, and there is no assurance that these companies will agree to enter into partnerships or commercial arrangements with E-lixr. Failure to secure such partnerships could limit the Company's go-to-market strategy, customer acquisition, and revenue potential, and may materially affect the viability and scalability of the business model.

The Company's subsidiary, E-lixr, intends to secure access to a network of public and private marinas and landing points across various municipal regions to support its operations. However, such access is subject to a range of local, state, and other regulatory approvals, as well as the willingness of private property owners to enter into agreements. There can be no assurance that the Company will obtain the necessary permits, approvals, or partnerships in any given jurisdiction. Regulatory barriers or the inability to secure sufficient landing access could materially hinder the Company's operational rollout, geographic expansion, and service availability.

All three of the Company's subsidiaries operate within the maritime industry and are subject to regulation by a variety of local, state, federal, and international authorities. These regulatory frameworks govern areas such as vessel design, safety, environmental impact, navigation, and commercial operations. Maritime laws and regulations are complex and subject to frequent change. There is no assurance that future regulatory developments will not impose additional compliance burdens, increase operational costs, or restrict, delay, or prohibit certain aspects of the Company's business. Any such changes could materially and adversely affect the Company's operations, growth strategy, and financial performance.

We acquired assets through a court-approved Assignment for the Benefit of Creditors proceeding. Although the assets were transferred free and clear of prior liabilities and we did not assume legacy obligations, third parties could nevertheless attempt to assert claims against us.

In May 2025, we acquired substantially all of the tangible and intangible assets of Arkup, LLC and Arkup Sales, LLC pursuant to a court-approved Assignment for the Benefit of Creditors proceeding in Florida. The sale order expressly provided that the assets were transferred to us free and clear of liens, claims, and encumbrances, and we did not assume the sellers' liabilities. The assets were conveyed on an "as is, where is" basis, without representations or warranties.

As a result of the court's order, we believe that claims relating to liabilities of the sellers that were not expressly assumed by us are barred and must be pursued, if at all, against the assignment estate rather than against us or the acquired assets. However, third parties may nevertheless attempt to assert claims against us under theories such as successor liability, product liability, warranty claims, or other legal doctrines, or may attempt to initiate proceedings in jurisdictions other than the Florida ABC court. We believe we have strong defenses to such claims based on the structure of the transaction and the court's sale order, but defending against such claims—even if ultimately unsuccessful—could result in legal expense, insurance costs, and management distraction.

Because the assets were acquired from a distressed business, we may also encounter operational and integration challenges. These may include incomplete books and records, gaps in engineering or design documentation, vendor or supplier disruptions, unfinished or partially completed projects, customer disputes relating to pre-acquisition matters, or unanticipated costs required to complete, modify, or commercialize the acquired designs and intellectual property. Certain excluded assets and privileged materials were not transferred to us, which may limit access to historical information.

Arkup's prior insolvency reflects that its historical business model was not financially sustainable. While we intend to operate under a different strategy, capital structure, and cost discipline, there can be no assurance that we will successfully integrate and monetize the acquired assets or achieve profitability.If we are required to defend claims relating to Arkup's prior operations, incur unexpected costs in completing or commercializing the acquired assets, or are otherwise unable to successfully execute our business plan, our business, financial condition, and results of operations could be materially adversely affected.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Drew Kelley is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 92.1% - ARKHAUS Operations

7.9% - WeFunder Fee

If we raise: **$618,000**

Use of Proceeds:
42.0% - ARKHAUS
30.0% - E-LIXR
7.1% - Arkup
7.9% - WeFunder Fee
13.0% - Additional RunwayRaising the $618k maximum would enable the Company to advance vessel construction, strengthen operational capacity, and position the Company for initial revenue once the next vessel is delivered.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see
Appendix B, Investor Contracts.
The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"),
which provides Investors the right to **Preferred Stock** in the Company ("**Preferred Stock**"),
when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **Preferred Stock**,
Investors will receive a number of shares of Preferred Stock calculated using the method that results in the greater number of **Preferred Stock**:

1. the total value of the Investor's investment, divided by
   1. the price of **Preferred Stock** issued to new Investors
2. if the valuation for the company is more than **$25,000,000.00** (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of
   1. the Valuation Cap divided by
   2. the total amount of the Company's capitalization at that time.
3. For investors up to the first **$80,000.00** of the securities, investors will receive a valuation cap of **$22,500,000.00** Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;

- Includes all Converting Securities;

- Includes all () issued and outstanding Options and (ii) Promised Options; and

- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **Preferred Stock**, Investors will receive

- proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

1. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);
2. On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and
3. Senior to payments for Common Stock.

VIP Bonus

ARKHAUS will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
    A. the Purchase Amount may not be amended, waived or modified in this manner,
    B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
    C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent"

means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	15,061,055	9,764,267	Yes
Series Seed-1 Preferred	342,465	0	No
Series Seed-2 Preferred	2,283,214	0	No
Series Seed Preferred Stock	188,000	156,667	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion	
Warrants:		
Options:	Total Pool: 1,000,000	Issued:

Describe any other rights:

Preferred stock has liquidation preference over common stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;

- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Saintly Corp.
Issue date	12/30/21
Amount	$97,331.00
Outstanding principal plus interest	$0.00 as of 02/28/26
Interest rate	0.0% per annum
Maturity date	12/31/21
Current with payments	Yes

This was a loan to cover the deposits on the Arkup vessels ($40,000) and other marketing & operational expenses ($57,331).

Loan

Lender	Hanover Bank (SBA)
Issue date	09/15/22
Amount	$5,000,000.00
Outstanding principal plus interest	$4,902,137.87 as of 02/27/26
Interest rate	10.0% per annum
Maturity date	09/16/47
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	01/10/24
Amount	$90,000.00
Outstanding principal plus interest	$0.00 as of 02/28/26
Interest rate	10.0% per annum
Maturity date	01/11/25
Current with payments	Yes

Paid off

Loan

Lender	Steven Andres
Issue date	08/20/24
Amount	$125,000.00

Outstanding principal plus interest	$0.00 as of 02/28/26
Interest rate	17.0% per annum
Maturity date	08/31/27
Current with payments	Yes

Paid Off

Loan

Lender	Nathalie Paiva
Issue date	08/30/24
Amount	$50,000.00
Outstanding principal plus interest	$28,005.00 as of 02/28/26
Interest rate	17.0% per annum
Maturity date	08/31/27
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	09/19/24
Amount	$200,000.00
Outstanding principal plus interest	$0.00 as of 02/28/26
Interest rate	10.0% per annum
Maturity date	09/20/25
Current with payments	Yes

Paid Off

Loan

Lender	Various Private
Issue date	10/30/24
Amount	$350,000.00
Outstanding principal plus interest	$153,936.00 as of 02/28/26
Interest rate	17.0% per annum
Maturity date	10/31/27
Current with payments	Yes

Loan

Lender	Chris Sandro
Issue date	12/08/24
Amount	$35,000.00
Outstanding principal plus interest	$27,108.00 as of 02/28/26
Interest rate	15.0% per annum
Maturity date	12/31/27
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	12/08/24
Amount	$50,000.00
Outstanding principal plus interest	$50,000.00 as of 02/28/26
Interest rate	15.0% per annum
Maturity date	12/31/27
Current with payments	Yes

Loan

Lender	Saintly Corp
Issue date	12/30/24
Amount	$238,232.00
Outstanding principal plus interest	$91,534.89 as of 02/28/26
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	02/03/25
Amount	$250,000.00
Outstanding principal plus interest	$238,318.00 as of 02/28/26
Interest rate	15.0% per annum
Maturity date	02/10/35
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	02/19/25
Amount	$750,000.00
Outstanding principal plus interest	$740,385.00 as of 02/28/26
Interest rate	12.0% per annum
Maturity date	02/10/45
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	05/22/25
Amount	$200,000.00
Outstanding principal plus interest	$198,401.00 as of 02/28/26
Interest rate	15.0% per annum
Maturity date	05/22/26
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	06/10/25
Amount	$200,000.00
Outstanding principal plus interest	$196,779.00 as of 02/28/26
Interest rate	7.0% per annum
Maturity date	06/11/26
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	07/08/25
Amount	$100,000.00
Outstanding principal plus interest	$100,000.00 as of 02/28/26
Interest rate	12.0% per annum
Maturity date	07/09/26
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	07/08/25
Amount	$100,000.00

Outstanding principal plus interest	$100,000.00 as of 02/28/26
Interest rate	12.0% per annum
Maturity date	07/09/26
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	07/08/25
Amount	$200,000.00
Outstanding principal plus interest	$200,000.00 as of 02/28/26
Interest rate	7.0% per annum
Maturity date	07/09/26
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	07/23/25
Amount	$570,000.00
Outstanding principal plus interest	$570,000.00 as of 02/28/26
Interest rate	7.0% per annum
Maturity date	07/09/26
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	07/23/25
Amount	$290,000.00
Outstanding principal plus interest	$290,000.00 as of 02/28/26
Interest rate	12.0% per annum
Maturity date	07/09/26
Current with payments	Yes

Loan

Lender	Jacquelin Sandro
Issue date	08/27/25
Amount	$150,000.00
Outstanding principal plus interest	$138,700.80 as of 02/28/26
Interest rate	12.0% per annum
Maturity date	08/08/28
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	09/01/25
Amount	$500,000.00
Outstanding principal plus interest	$500,000.00 as of 02/28/26
Interest rate	12.0% per annum
Maturity date	09/20/26
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	10/05/25
Amount	$250,000.00
Outstanding principal plus interest	$250,000.00 as of 02/28/26
Interest rate	12.0% per annum
Maturity date	10/05/26
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	11/05/25
Amount	$300,000.00
Outstanding principal plus interest	$300,000.00 as of 02/28/26
Interest rate	12.0% per annum
Maturity date	11/06/26
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	11/30/25
Amount	$150,000.00
Outstanding principal plus interest	$150,000.00 as of 02/28/26
Interest rate	12.0% per annum
Maturity date	12/01/26
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	12/14/25
Amount	$199,000.00
Outstanding principal plus interest	$199,000.00 as of 02/28/26
Interest rate	12.0% per annum
Maturity date	12/15/26
Current with payments	Yes

Loan

Lender	ArkBridge LLC
Issue date	12/14/25
Amount	$300,000.00
Outstanding principal plus interest	$300,000.00 as of 02/28/26
Interest rate	7.5% per annum
Maturity date	12/01/27
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	01/05/26
Amount	$333,000.00
Outstanding principal plus interest	$333,000.00 as of 02/28/26
Interest rate	7.0% per annum
Maturity date	01/06/29
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	01/05/26
Amount	$200,000.00

Outstanding principal plus interest	$200,000.00 as of 02/28/26
Interest rate	12.0% per annum
Maturity date	01/06/27
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	01/05/26
Amount	$300,000.00
Outstanding principal plus interest	$300,000.00 as of 02/28/26
Interest rate	7.0% per annum
Maturity date	01/06/28
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	02/03/26
Amount	$90,000.00
Outstanding principal plus interest	$90,000.00 as of 02/28/26
Interest rate	7.0% per annum
Maturity date	02/04/28
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	02/03/26
Amount	$160,000.00
Outstanding principal plus interest	$160,000.00 as of 02/28/26
Interest rate	12.0% per annum
Maturity date	02/04/27
Current with payments	Yes

Loan

Lender	Steven Andres
Issue date	02/03/26
Amount	$245,000.00
Outstanding principal plus interest	$245,000.00 as of 02/28/26
Interest rate	7.0% per annum
Maturity date	02/04/29
Current with payments	Yes

Convertible Note

Issue date	09/30/23
Amount	$100,000.00
Interest rate	7.5% per annum
Valuation cap	$22,000,000.00
Maturity date	10/01/26

Convertible Note

Issue date	03/19/24
Amount	$500,000.00
Interest rate	10.0% per annum
Valuation cap	$20,000,000.00
Maturity date	03/20/26

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2023	Regulation Crowdfunding	Priced Round	$346,892	General operations
9/2023	Other	Convertible Note	$100,000	General operations
3/2024	Other	Convertible Note	$500,000	General operations
7/2024	Regulation D, Rule 506(c)	SAFE	$905,000	General operations
2/2025	Regulation D, Rule 506(c)	SAFE	$475,000	General operations
3/2025	Regulation D, Rule 506(c)	SAFE	$100,000	General operations
5/2025	Regulation D, Rule 506(c)	SAFE	$560,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Saintly Corp.
Amount Invested	$97,331.00
Transaction type	Loan
Issue date	12/30/21
Outstanding principal plus interest	$0.00 as of 02/28/26
Interest rate	0.0% per annum
Maturity date	12/31/21
Current with payments	Yes
Relationship	ARKHAUS Inc. was spun out of Saintly Corp.; They share the same owners.

Name	Nathalie Paiva
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	08/30/24
Outstanding principal plus interest	$28,005.00 as of 02/28/26
Interest rate	17.0% per annum
Discount	0.0%
Maturity date	08/31/27

Maturity date	08/31/27
Current with payments	Yes
Relationship	Founder

Name	Saintly Corp
Amount Invested	$238,232.00
Transaction type	Loan
Issue date	12/30/24
Outstanding principal plus interest	$91,534.89 as of 02/28/26
Current with payments	Yes
Relationship	ARKHAUS Inc. was spun out of Saintly Corp.; They share the same owners.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Company is a lifestyle membership club on the water, launching in Miami in 2025 with plans for global expansion. It plans to generate revenue through its membership offerings and related services. Based in Miami, Florida, the Company currently serves customers within the local market but is actively planning to expand its presence to major cities worldwide.

Milestones

ARKHAUS Inc. was incorporated in the State of Delaware in November 2021.

Since then, we have:

- ARKHAUS has launched its Miami beta, and is now deploying premium overwater villa resorts globally.
- 2025 acquisition of boatbuilder Arkup vertically integrates design, build, and platform expansion.
- World-class partnerships with renowned designer Pininfarina and premiere builder Lyman-Morse
- Solar-powered, electric-drive "villa yachts" enable sustainable development on global waterways.
- Spud-stabilized yacht platform delivers unmatched stability, modularity, and scale
- Villa yachts connect and disconnect modularly, allowing resorts to scale up or down endlessly.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $44,610 compared to the year ended December 31, 2023, when the Company had revenues of $4,700. Our gross margin was 78.92% in fiscal year 2024.
- *Assets.* As of December 31, 2024, the Company had total assets of $6,486,340, including $67,341 in cash. As of December 31, 2023, the Company had $4,401,988 in total assets, including $28,542 in cash.
- *Net Loss.* The Company has had net losses of $2,273,486 and net losses of $925,914 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.
- *Liabilities.* The Company's liabilities totaled $8,130,142 for the fiscal year ended December 31, 2024 and $4,727,010 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $12,172,563 in debt, $235,313 in equity, $600,000 in convertibles, and $2,357,390 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 1 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

ARKHAUS Inc. cash in hand is $424,053.60, as of March 2026. Over the last three months, revenues have averaged $37,975.76/month, cost of goods sold has averaged $591.51/month, and operational expenses have averaged $185,482.05/month, for an average burn rate of $148,097.80 per month. Our intent is to be profitable in 9 months.

Earlier last year, Arkup LLC and Arkup Sales LLC, the manufacturer of the

Company's club vessels, entered an Assignment for the Benefit of Creditors (ABC) proceeding in the State of Florida.
Since the date of the financial statements, the Company finalized a court-approved acquisition of the assets of Arkup LLC and Arkup Sales LLC. The transaction closed on May 12, 2025, pursuant to an executed Bill of Sale and Assignment of Intellectual Property, for a total purchase price of $525,000. The assets acquired include all tangible and intangible property, including intellectual property, engineering plans for the Arkup 50 and Arkup 75 vessels, and related business records. This acquisition represents a material change to the Company's operations.
Following the acquisition under a new legal entity Ark Vessels LLC, Arkup's assets and operations were combined with those of ARKHAUS and E-lixr under a single organizational structure referred to as The Ark Companies. This structure consolidates the Company's vessel assets, hospitality operations, and electric water mobility activities.

The Company does not expect to generate revenue during the next 3–6 months. Revenue generation is anticipated to begin following the completion and delivery of the Company's next vessel, which is currently expected in Summer 2026; however, the timing may vary based on production schedules and other operational factors.During the next 3–6 months, the Company expects to continue incurring operating expenses related to vessel production, engineering, payroll, and general administrative costs. We are anticipating expenses of roughly $300k per month over the next 6 months. These expenses are expected to remain consistent with the Company's recent monthly burn rate.
To reach the point of being revenue-generating, the Company requires sufficient capital to complete construction of its first vessel and support ongoing operations during this period. These capital needs are expected to be covered through the current fundraising campaign and short-term financing provided by the Company's lead investor through unsecured, interest-only notes.

The Company is not yet profitable. Because the Company previously relied on Arkup LLC to manufacture its vessels, and Arkup LLC subsequently entered an ABC bankruptcy proceeding, the Company experienced significant production delays that were outside of its control.
Following the acquisition of Arkup's assets, the Company, through newly formed Ark Vessels LLC, transitioned manufacturing from a shipyard in Indiana to a shipyard in Maine. The Company is now working with new shipbuilders and engineering partners and has begun vessel production under its direct oversight. The Company currently anticipates that its first vessel may be completed by late Spring 2026, at which time it expects to begin generating revenue, although actual timing may vary.
The Company will begin accepting orders for the construction of Arkup vessels for new customers in 2026; however, these activities are subject to production timelines, shipyard availability, and other operational factors.

The Company is not yet profitable, and current operations require ongoing funding. The proceeds from these unsecured notes are expected to provide adequate liquidity for the Company to maintain operations and continue vessel production activities until offering proceeds are received. The Company may seek additional strategic or investor funding if needed; however, the current note commitment is expected to be sufficient to support short-term burn throughout the duration of the campaign.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Sam Payrovi, certify that:

(1) the financial statements of ARKHAUS Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of ARKHAUS Inc. included in this Form reflects accurately the information reported on the tax return for ARKHAUS Inc. filed for the most recently completed fiscal year.

Sam Payrovi
Co-Founder & CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:
   A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
   B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
   C. engaging in savings association or credit union activities?☐ Yes ☑ No
ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(c)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://arkhaus.club/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird SAFE (Simple Agreement for Future Equity)
- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Nathalie Paiva
- Sam Payrovi
- Steven Andres

Appendix E: Supporting Documents

- ttw_communications_173226_232534.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird SAFE (Simple Agreement for Future Equity)
- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Nathalie Paiva
- Sam Payrovi
- Steven Andres

Appendix E: Supporting Documents

- ttw_communications_173226_232534.pdf

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful

representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

- ☑ **I verify the Form C is 100% accurate**
- ☑ **I agree to the Wefunder Listing Agreement**
- ☑ **I agree to the Lead Investor Agreement**
- ☑ **I agree to the Rule 3a-9 Undertakings Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ARKHAUS Inc.

By

Sam Payrovi

Co-Founder & Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Sam Payrovi

Co-Founder & Chief Executive Officer
3/4/2026

Nathalie Vanida Paiva

Co-Founder & CXO
3/4/2026

Steven Andres

Individual
3/4/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.